Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE MONTHS ENDED MARCH 31, 2024

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents (Note 19)	$71,085	$85,964
Bullion (Note 7)	20,039	19,191
Trade and other receivables	4,980	114
Value-added tax receivables	17,544	16,250
Inventories (Note 8)	53,240	49,798
Prepaids and other assets	7,741	7,216
Derivative assets	548	-
	175,177	178,533
Non-current assets
Mineral properties, plant and equipment (Note 9)	254,911	246,728
Deferred tax assets	18,255	22,723
Long-term value-added tax receivables	14,743	12,190
Prepaids and other long-term assets	7,290	-
Total assets	$470,376	$460,174

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10, 6(a))	$20,232	$17,924
Tax liabilities	6,256	33,614
Derivative liabilities	344	168
Lease obligations	67	67
	26,899	51,773
Non-current liabilities
Long-term lease obligations	210	221
Reclamation provision (Note 12)	5,986	5,855
Total liabilities	33,095	57,849

Equity (Note 13)
Issued capital	407,837	406,890
Share option reserve	11,483	11,338
Currency translation reserve	(3,538)	(3,538)
Retained earnings	21,499	(12,365)
Total equity	437,281	402,325
Total liabilities and equity	$470,376	$460,174
See accompanying notes to the condensed interim consolidated financial statements
Approved by the Board on May 14, 2024

"signed"	N. Eric Fier, Director	"signed"	Anna Ladd-Kruger, Director

SILVERCREST METALS INC.	2

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in thousands of U.S. dollars except per share amounts)

	Three months ended March 31,
	2024	2023
Revenue (Note 14)	$63,646	$57,983
Cost of sales
Production costs (Note 15)	(18,203)	(18,038)
Depreciation	(7,776)	(4,045)
Government royalties	(190)	(294)
	(26,169)	(22,377)
Mine operating earnings	37,477	35,606
General and administrative expenses (Note 16)	(4,695)	(3,533)
Exploration and project expenses	(222)	(226)
Foreign exchange gains	366	1,119
Earnings from operations	32,926	32,966
Interest income	1,638	772
Interest and finance expense (Note 17)	(315)	(1,369)
Other income	1,350	—
Earnings before income taxes	35,599	32,369
Income tax expense (Note 18)	(1,735)	(5,204)
Net earnings	$33,864	$27,165

Other comprehensive income
Currency translation adjustment	—	329
Total comprehensive earnings	$33,864	$27,494

Net earnings attributable to common shareholders
Basic earnings per share	$0.23	$0.18
Diluted earnings per share	$0.23	$0.18
Weighted average shares outstanding (in 000’s) Basic	146,954	147,200
Weighted average shares outstanding (in 000’s) Diluted	147,956	152,414
See accompanying notes to the condensed interim consolidated financial statements

SILVERCREST METALS INC.	3

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2024	2023
		(Note 19)
Operating activities
Net earnings for the period	$33,864	$27,165
Income tax expense (Note 18)	1,735	5,204
Depreciation	7,776	4,067
Share-based compensation expense	1,065	1,120
Unrealized foreign exchange losses (gains)	484	(1,629)
Interest income	(1,638)	(772)
Interest expense (Note 17)	147	1,242
Interest paid (Note 19)	(49)	(1,077)
Interest received (Note 19)	1,638	721
Income taxes paid	(26,164)	(987)
Other operating activities (Note 19)	(1,244)	107
Change in working capital (Note 19)	(18,735)	(8,544)
	$(1,121)	$26,617
Investing activities
Payments for mineral properties, plant and equipment	(14,804)	(7,930)
Purchase of bullion	—	(1,810)
Proceeds from derivatives	161	—
	$(14,643)	$(9,740)
Financing activities
Common share proceeds	658	179
Repayment of debt (Note 11)	—	(25,000)
Payments of equipment leases	(11)	(43)
	$647	$(24,864)
Effects of exchange rate changes on cash and cash equivalents	238	2,991
Decrease in cash and cash equivalents	(14,879)	(4,996)
Cash and cash equivalents at the beginning of the period	85,964	50,761
Cash and cash equivalents at the end of the period	$71,085	$45,765
Supplemental cash flow information and restatement of prior period (Note 19)
See accompanying notes to the condensed interim consolidated financial statements

SILVERCREST METALS INC.	4

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars except for number of shares)

	Issued shares	Issued capital	Share option reserve	Currency translation reserve	Retained earnings	Total
Balance, December 31, 2022	147,156	$405,811	$10,945	$(13,793)	$(125,969)	$276,994
Total comprehensive earnings
Net earnings for the period	—	—	—	—	27,165	27,165
Foreign exchange translation	—	—	—	329	—	329
	—	—	—	329	27,165	27,494
Shares issued on the exercise of stock options	75	294	(115)	—	—	179
Stock options forfeited	—	—	(36)	—	36	—
Share-based compensation on option grants	—	—	674	—	—	674
Share repurchased and cancelled	—	—	—	—	—	—
Balance, March 31, 2023	147,231	406,105	11,468	(13,464)	(98,768)	305,341
Total comprehensive earnings
Net earnings for the year	—	—	—	—	89,555	89,555
Foreign exchange translation	—	—	—	9,926	—	9,926
	—	—	—	9,926	89,555	99,481
Shares issued on the exercise of stock options	1,208	4,814	(1,862)	—	—	2,952
Stock options forfeited	—	—	36	—	(36)	—
Share-based compensation on option grants	—	—	1,696	—	—	1,696
Share repurchased and cancelled	(1,504)	(4,029)	—	—	(3,116)	(7,145)
Balance, December 31, 2023	146,935	406,890	11,338	(3,538)	(12,365)	402,325
Total comprehensive earnings
Net earnings for the period	—	—	—	—	33,864	33,864
	—	—	—	—	33,864	33,864
Shares issued on the exercise of stock options	126	928	(270)	—	—	658
Shares issued on the settlement of share units	3	19	—	—	—	19
Share-based compensation on option grants	—	—	415	—	—	415
Balance, March 31, 2024	147,064	407,837	11,483	(3,538)	21,499	437,281
See accompanying notes to the condensed interim consolidated financial statements

SILVERCREST METALS INC.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2024 and December 31, 2023, and for the
three months ended March 31, 2024 and 2023
(unaudited with tabular amounts in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

1. Nature of Operations
SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office and principal address is located at 501-570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The Company’s registered office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4. SilverCrest shares trade on the Toronto Stock Exchange under the symbol SIL and the NYSE-American under the symbol SILV.
SilverCrest engages in silver and gold mining and related activities, including exploration and mine development from its Las Chispas mine located in Sonora, Mexico.

2. Basis of Preparation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, under International Accounting Standard ("IAS") 34 - Interim Financial Reporting and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2023 (the "2023 Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the 2023 Annual Financial Statements.
These unaudited condensed interim consolidated financial statements were approved for issuance by the Board of Directors on May 14, 2024.

3. Material Accounting Policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements, with the exception of those described in Note 4, are consistent with those applied and disclosed in the 2023 Annual Financial Statements.

4. Changes in Accounting Standards
Application of New and Revised Accounting Standards
Presentation of Financial Statements (Amendments to IAS 1)
We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period and affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statement. The standard is effective for financial statements beginning on January 1, 2027, including interim financial statements and requires retrospective application. The Company is currently assessing the impact of this amendment.

SILVERCREST METALS INC.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2024 and December 31, 2023, and for the
three months ended March 31, 2024 and 2023
(unaudited with tabular amounts in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

5. Significant Judgments and Estimates
In preparing the Company’s unaudited condensed interim financial statements for the three months ended March 31, 2024, the Company applied the critical judgements and estimates, and key sources of estimation uncertainty disclosed in Notes 5 and 6, respectively, of its 2023 Annual Financial Statements.

6. Financial Instruments
a)Carrying Values and Measurement of Financial Assets and Liabilities at Amortized Cost or Fair Value through Profit and Loss ("FVTPL")

March 31, 2024	Amortized cost	FVTPL	Total
Financial assets
Cash and cash equivalents	$71,085	$-	$71,085
Trade and other receivables	4,980	-	4,980
Derivative assets	-	548	548

Financial liabilities
Accounts payable and accrued liabilities	16,698	3,534	20,232
Derivative liabilities	-	344	344

December 31, 2023	Amortized cost	FVTPL	Total
Financial assets
Cash and cash equivalents	$85,964	$-	$85,964
Trade and other receivables	114	-	114

Financial liabilities
Accounts payable and accrued liabilities	14,080	3,844	17,924
Derivative liabilities	-	168	168
b)Derivative Instruments
The Company's derivatives are comprised of bullion and foreign currency contracts. During the three months ended March 31, 2024, the Company sold call options and purchased put options on bullion and foreign currency. The Company receives an option premium in cash on selling the option, which is recorded as either an asset or a liability. The value of the option is remeasured using the Black-Scholes option pricing model at each reporting date, with gains or losses recorded as other expense, along with a corresponding increase or decrease to the derivative assets or liabilities.
The gains on derivatives for the three months ended March 31, 2024 were as follows:

	Three months ended March 31,
	2024	2023
Unrealized gains on derivatives (Note 22)	533	-

SILVERCREST METALS INC.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2024 and December 31, 2023, and for the
three months ended March 31, 2024 and 2023
(unaudited with tabular amounts in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

c)Fair Value Information
i.Fair Value Measurement
The categories of the fair value hierarchy of inputs used in the valuation techniques are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Consolidated Interim Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At March 31, 2024		At December 31, 2023
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Derivative assets	—	548	—	—
Derivative liabilities	—	344	—	168
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remain unchanged from that at December 31, 2023.
ii.Valuation Techniques
Derivative assets and liabilities
The Company’s derivatives were comprised of bullion and foreign currency contracts which are valued using observable market prices.
d)Financial Instruments and Related Risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1.Currency risk
2.Interest rate risk
3.Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i.Credit Risk
Credit risk is the risk that a counterparty may fail to satisfy its performance obligations under the terms of a financial instrument. Credit risk results from cash and cash equivalents and trade and other receivables.
The Company manages credit risk on its cash and cash equivalents by diversifying these asset holdings with multiple highly rated financial institutions, including the Bank of Montreal ("BMO") and the Bank of Nova Scotia (“BNS”) in Canada and BNS in Mexico. Further, credit risk on trade and other receivables is managed by ensuring amounts are receivable from highly rated financial institutions. The Company has not recognized any expected credit losses with respect to trade and other receivables. For cash and cash equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet.
ii.Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company's cash and cash

SILVERCREST METALS INC.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2024 and December 31, 2023, and for the
three months ended March 31, 2024 and 2023
(unaudited with tabular amounts in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

equivalents are invested in business accounts with quality financial institutions and are available on demand to fund the Company's operations.
The Company believes its cash and cash equivalents at March 31, 2024 of $71.1 million, bullion of $20.0 million, undrawn $70.0 million Revolving Facility, and continuing revenue and profitable operations are sufficient to settle its commitments through the next 12 months.
iii.Market Risk
1.Currency Risk
The functional and reporting currency of the Company including its subsidiaries is the United States dollar ("USD") and the Company reports results using USD; however, the Company operates in jurisdictions that utilize the Canadian dollar ("CAD") and Mexican peso ("MXN"). As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to these local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by changes in local currencies relative to the USD.
In order to mitigate its exposure to currency risk, the Company has entered into option contracts designed to limit the effective exchange rate between the Mexican peso and US dollar. The notional value of open contracts as at March 31, 2024 totaled $34 million, with maturities from April 2024 until January 2025 and exchange rates between 17.06 and 17.74. The positive mark-to-market on open contracts at March 31, 2024 was $0.5 million.
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three months ended March 31, 2024 on its cash and cash equivalents was 5.3% (2023 - 5.09%).
On November 29, 2022, the Company's entered into a $120 million senior secured credit facility (the "Credit Facility") comprised of a $50 million term facility (the "Term Facility") and a $70 million revolving facility (the "Revolving Facility") (Note 11). The Company repaid the Term Facility during the first five months of 2023 and incurred a weighted average interest rate of 7.79% during that time. There were no amounts drawn on the Revolving Facility during the three months ended March 31, 2024 or comparative period.
3.Price Risk
The Company is exposed to price risk on precious metals that impact the valuation of the Company’s derivative positions, comprised of gold and silver call options written, which has a direct and immediate impact on net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company’s control, and there can be no assurance that precious metal prices will not be subject to wide fluctuations in the future. A substantial or extended change in precious metal prices could have an adverse effect on the Company’s financial position, income, and cash flows.

7. Bullion
The Company purchases gold and silver bullion from a bullion bank as part of its liquidity management program.
Bullion held by the Company was comprised of the following:

	March 31, 2024		December 31, 2023
	Cost	Fair value	Cost	Fair value
Gold bullion	$5,535	$6,166	$5,535	$5,743
Silver bullion	13,139	13,873	13,139	13,448
	$18,674	$20,039	$18,674	$19,191
The Company records bullion at fair value with gains of $0.8 million included in other income (note 22) for the three months ended March 31, 2024 and no amount recorded in the comparative period.

SILVERCREST METALS INC.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2024 and December 31, 2023, and for the
three months ended March 31, 2024 and 2023
(unaudited with tabular amounts in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

8. Inventories
The Company’s inventories were comprised of the following:

	March 31, 2024	December 31, 2023
Stockpile	$30,270	$27,115
In-process	2,605	2,055
Finished	11,465	11,496
Materials and supplies	8,900	9,132
	$53,240	$49,798

9. Mineral Properties, Plant, and Equipment

		March 31, 2024			December 31, 2023
		Cost	Accumulated Depreciation	Carrying Value	Cost	Accumulated Depreciation	Carrying Value
Producing:
Mexico	Las Chispas	$298,237	$(45,814)	$252,423	$281,371	$(37,130)	$244,241

Non-Producing:
Mexico	Other	2,748	(260)	$2,488	2,748	(261)	$2,487
Canada	Other	58	(58)	$-	58	(58)	$—
		2,806	(318)	2,488	2,806	(319)	2,487
Total		$301,043	$(46,132)	$254,911	$284,177	$(37,449)	$246,728

10. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of:

	March 31, 2024	December 31, 2023
Trade payables	$5,618	$2,938
Accrued liabilities	8,424	9,890
Payroll related liabilities	2,656	1,957
Share unit accrued liabilities	3,534	3,139
	$20,232	$17,924

SILVERCREST METALS INC.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2024 and December 31, 2023, and for the
three months ended March 31, 2024 and 2023
(unaudited with tabular amounts in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

11. Debt
A summary of debt transactions for the three months ended March 31, 2024 and year ended December 31, 2023 is as follows:

	Three months ended March 31, 2024	Year ended December 31, 2023
Term Facility
Balance, beginning of period	$-	$49,591
Accretion	-	409
Interest expense	-	1,030
Interest payments	-	(1,030)
Debt repayment	-	(50,000)
Balance, end of period	$-	$-
Revolving Facility
On November 29, 2022, the Company entered into a $120 million Credit Facility comprised of a $50 million Term Facility, maturing November 28, 2025, and a $70 million Revolving Facility, maturing November 27, 2026. On closing the Credit Facility, the Company drew $50 million from the Term Facility and used $40 million of available cash to repay its $92.9 million secured project financing facility.
The Company fully repaid the Term Facility during the first five months of 2023 and has not drawn from the Revolving Facility in 2024 or 2023. As of March 31, 2024, the Company was in compliance with all financial covenants under the $70 million Revolving Facility.
The Revolving Facility bears interest, and the Term Facility when outstanding bore interest, at a rate based initially on an adjusted Term secured overnight financing rate ("SOFR") as administered by the Federal Reserve Bank of New York, plus an applicable margin ranging from 2.50% to 3.75%. The undrawn portion of the Revolving Facility is subject to a standby fee ranging from 0.5625% to 0.8428% per annum. During the three months ended March 31, 2024, $0.1 million (2023 - $0.2 million) of standby fees and interest were recorded as interest and finance expense.

12. Reclamation Provision
Changes to the reclamation and closure provision or the three months ended March 31, 2024 and year ended December 31, 2023 is as follows:

	March 31, 2024	December 31, 2023
Balance, beginning of period	$5,855	$4,590
Accretion of reclamation provision (Note 17)	136	493
Revisions in estimates and obligations	(5)	772
Balance, end of period	$5,986	$5,855

13. Share Capital and Employee Compensation Plans
a)Stock Options
For the three months ended March 31, 2024, the total share-based compensation expense relating to stock options was $0.4 million (2023 - $0.3 million) and is presented as a component of general and administrative expense.
Stock options
During the three months ended March 31, 2024, the Company granted 620,800 (2023 - 65,000) stock options. During the three months ended March 31, 2024, the Company issued 125,916 (2023 - 1,282,750) common shares in connection with the exercise of stock options.

SILVERCREST METALS INC.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2024 and December 31, 2023, and for the
three months ended March 31, 2024 and 2023
(unaudited with tabular amounts in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

The following table summarizes changes in stock options for the three months ended March 31, 2024 and year ended December 31, 2023:

	Three months ended March 31, 2024		Year ended December 31, 2023
	Number of options	Weighted average exercised price CAD	Number of options	Weighted average exercised price CAD
Outstanding, beginning of period	4,105,200	$9.16	5,560,450	$7.87
Granted	620,800	7.43	65,000	7.13
Exercised	(125,916)	7.07	(1,282,750)	3.34
Forfeited	(68,667)	10.15	(237,500)	9.80
Outstanding, end of period	4,531,417	$8.97	4,105,200	$9.16
The following table summarizes information about the Company's stock options outstanding at March 31, 2024:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD	Number Outstanding as at March 31, 2024	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD	Number Outstanding as at March 31, 2024	Weighted Average Exercise Price CAD
$4.54 - $8.21	1,535,550	2.4	$7.74	833,083	$8.02
$8.22 - $8.50	1,343,867	2.2	8.37	909,699	8.30
$8.51 - $10.80	740,000	2.7	9.86	493,327	9.86
$10.81 - $12.63	912,000	1.9	11.18	878,666	11.18
	4,531,417	2.3	$8.97	3,114,775	$9.28
b)PSUs
The Company recorded $0.1 million of expense in general and administrative expense for PSUs for the periods ended March 31, 2024 and 2023.
The following table summarizes changes in PSUs for the three months ended March 31, 2024 and year ended December 31, 2023:

	Three months ended March 31, 2024		Year ended December 31, 2023
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	153,125	$705	173,750	$764
Granted	96,900	49	61,875	451
Settled for cash	(61,875)	(405)	(82,500)	(535)
Change in value	-	62	—	25
Outstanding, end of period	188,150	$411	153,125	$705
c)RSUs
The Company recorded a $0.3 million and $0.1 million expense in general and administrative expense for RSUs for the periods ended March 31, 2024 and 2023, respectively.

SILVERCREST METALS INC.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2024 and December 31, 2023, and for the
three months ended March 31, 2024 and 2023
(unaudited with tabular amounts in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

The following table summarizes changes in RSUs for the three months ended March 31, 2024 and year ended December 31, 2023:

	Three months ended March 31, 2024		Year ended December 31, 2023
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	235,437	$1,055	249,498	$254
Granted	380,800	254	-	-
Settled for cash	(87,846)	(564)	-	-
Settled for shares	(2,925)	(16)	-	-
Forfeited	-	-	(14,061)	(20)
Change in value	-	83	-	821
Outstanding, end of period	525,466	$811	235,437	$1,055
d)DSUs
The Company recorded a $0.3 million and $0.3 million expense in general and administrative expense for DSUs for the periods ended March 31, 2024 and 2023, respectively.
The following table summarizes changes in DSUs for the three months ended March 31, 2024 and year ended December 31, 2023:

	Three months ended March 31, 2024		Year ended December 31, 2023
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	228,000	$1,498	228,000	$1,364
Granted	118,800	790	-	-
Change in value	-	20	-	134
Outstanding, end of period	346,800	$2,308	228,000	$1,498
e)Authorized Shares
The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

14. Revenue

	Three months ended March 31,
	2024	2023
Gold	$30,923	$26,676
Silver	32,723	31,307
	$63,646	$57,983

SILVERCREST METALS INC.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2024 and December 31, 2023, and for the
three months ended March 31, 2024 and 2023
(unaudited with tabular amounts in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

15. Production Costs

	Three months ended March 31,
	2024	2023
Materials and consumables	$11,251	$9,081
Salaries and benefits	2,814	3,155
Contractors	5,980	4,127
Refining and transportation	452	607
Other	514	486
Changes in inventories	(2,808)	582
	$18,203	$18,038

16. General and Administrative Expenses

	Three months ended March 31,
	2024	2023
Corporate administration	$3,630	$2,815
Share-based compensation	1,065	718
	$4,695	$3,533

17. Interest and Finance Expense

	Three months ended March 31,
	2024	2023
Interest expense	$147	$1,239
Reclamation accretion expense (Note 12)	136	107
Other financing costs	32	23
	$315	$1,369

18. Income Taxes
The income taxes recognized in net earnings and comprehensive earnings are as follows:

	Three months ended March 31,
	2024	2023
Current tax (recovery) expense	$(2,733)	$2,483
Deferred tax expense	4,468	2,721
	$1,735	$5,204

SILVERCREST METALS INC.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2024 and December 31, 2023, and for the
three months ended March 31, 2024 and 2023
(unaudited with tabular amounts in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

The provision for income taxes reported differs from the amounts computed by applying statutory tax rates to the income (loss) before income taxes due to the following:

	Three months ended March 31,
	2024	2023
Earnings for the period before income taxes	$35,599	$32,369
Statutory tax rate	27%	27%

Income taxes computed at statutory rates	9,612	8,739
Permanent differences	404	(3,262)
Effect of other taxes (recovered) paid, mining and withholding	1,899	2,483
Change in unrecognized temporary differences and other	(10,180)	(2,756)
	$1,735	$5,204

19. Supplemental Cash Flow
The following table summarizes other operating activities adjustments for non-cash income statement items in operating activities:

	Three months ended March 31,
Other operating activities	2024	2023
Adjustments for non-cash income statement items:
Reclamation accretion expense (Note 12)	$136	$107
Bullion gains (Note 7)	(847)	-
Derivative gains (Note 6)	(533)	-
	$(1,244)	$107
The following table summarizes the change in working capital in operating activities:

	Three months ended March 31,
Change in working capital	2024	2023
Trade and other receivables	$(8,712)	$(4,057)
Inventories	(2,532)	4,180
Prepaid expenses	(7,814)	(239)
Accounts payable	323	(8,428)
Provisions	-	-
	$(18,735)	$(8,544)
During the year ended December 31, 2023, the Company retrospectively applied an accounting policy change. This adjustment involved the inclusion of cash flows from both interest paid and received within operating activities in the consolidated statements of cash flows. This decision was made as the Company views these forms of financing and investment to be for the benefit of operations, in consideration of a full year of production. The following table provides a reconciliation of the impact of the accounting policy change on the amounts presented for the three months ended March 31, 2023:

Amount
Interest paid(1)	(1,077)
Interest received(2)	721
(1)Previously presented as loan interest payments included in financing activities.
(2)Previously presented in investing activities.

SILVERCREST METALS INC.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2024 and December 31, 2023, and for the
three months ended March 31, 2024 and 2023
(unaudited with tabular amounts in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

20. Segmented Information
The Company’s reportable operating segment, which has separate financial information available, is assessed regularly for performance by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker ("CODM"). The Company has concluded that it has a single operating segment: Las Chispas Mine, which includes Picacho. Corporate includes the corporate team that provides administrative, technical, financial, and other support to the Company’s business units.
Segments and their performance measures are listed below:

For the three months ended March 31, 2024
Segment	Revenue	Production costs and government royalties	Depreciation	Mine operating earnings	Capital expenditures
Las Chispas	$63,646	$18,393	$7,776	$37,477	$14,804

For the three months ended March 31, 2023
Segment	Revenue	Production costs and government royalties	Depreciation	Mine operating earnings	Capital expenditures
Las Chispas	$57,983	$18,332	$4,045	$35,606	$7,930

At March 31, 2024
Segment	Assets	Liabilities	Net assets
Las Chispas	$431,689	$22,205	$409,484
Corporate	37,216	10,866	26,350
Other	1,471	24	1,447
	$470,376	$33,095	$437,281

At December 31, 2023
Segment	Assets	Liabilities	Net assets
Las Chispas	$420,613	$43,899	$376,714
Corporate	38,039	13,926	24,113
Other	1,522	24	1,498
	$460,174	$57,849	$402,325

21. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation.

22. Other Income

	Three months ended March 31,
	2024	2023
Derivative gains (Note 6(b))	$533	$-
Bullion gains	847	-
Miscellaneous expense	(30)	-
Other Income	$1,350	$-

SILVERCREST METALS INC.	16